SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Sabesp

Emae – Empresas Metropolitanas de Águas e Energia S.A.

FIRST AMENDMENT TO THE PRIVATE INSTRUMENT OF SETTLEMENT AND OTHER COVENANTS

On the one part:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP, a government-controlled private company controlled by the State of São Paulo, enrolled with the National Corporate Taxpayers Register under No. 43.776.517/0001-80, with its principal place of business at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo/SP, Postal Code: 05.429-00, herein represented in the manner of its By-laws, in accordance with the signatures below (hereinafter referred to as “SABESP”).

And, on the other part,

EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE, a government-controlled private company controlled by the State of São Paulo, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 02.302.101/0001-42, with its principal place of business in the Municipality and State of São Paulo, at Avenida Nossa Senhora do Sabará, No. 5312, herein represented in the manner of its By-laws, in accordance with the signatures below, (hereinafter referred to as “EMAE” and, Jointly with SABESP, the “Parties”).

WHEREAS:

(i) On October 28, 2016, the Parties mutually agreed to execute the Private Instrument of Settlement and Other Covenants (“Instrument of Settlement”), by means of which they agreed on an amicable and consensual solution for all Litigations between the Parties, as defined in the Instrument of Settlement:

(ii) pursuant to the provisions of Section 2.1 of the Instrument of Settlement, effectiveness of the provisions of the Instrument of Settlement, except for Sections 4.1 and 4.2., was conditional upon verification of the Conditions Precedent set forth in said Section 2.1, which are full and unconditional approval of the provisions thereof by the Brazilian Electricity Regulatory Agency – ANEEL, in accordance with article 3, XIII, of Law No. 9.427/1996 and with article 18, I, of Normative Resolution No. 699, of January 26, 2016 (“ANEEL Approval”), and approval of the provisions of the Instrument of Settlement at a Meeting of the Board of Directors of EMAE and of SABESP, in addition to approval by the Extraordinary Shareholders Meeting (“AGE”) of EMAE;

(iii) the approvals of the Board of Directors of SABESP and of the Board of Directors of EMAE have already occurred and ANEEL’s Approval was granted by means of Order No. 3.431, of December 30, 2016:

(iv) The Superintendence of Companies - SEP of the Brazilian Securities Commission (“CVM”) pronounced by means of Report No. 64/2017-CVM/SEP/GEA-3, of June 22, 2017, informing that the controlling shareholder of EMAE could not participate in the AGE resolution of EMAE about the Instrument of Settlement (“SEP’s Pronouncement”);

(v) On September 26, 2017, in a decision on the appeal brought by the State of São Paulo against SEP’s Pronouncement, the CVM Board concluded for the impediment of vote of the controlling shareholder of EMAE in the resolution on the Instrument of Settlement in the AGE;

(vi) In their votes, the President and the Directors of CVM acknowledged that approval of the Instrument of Settlement Agreement in an AGE is neither required by law nor by the By-laws, in the case of EMAE. They have further instructed EMAE’s management to actually resolve the matter, considering the best interest of the company and presented, as possible alternative to resolve the conflict, the amendment to the Instrument of Settlement to eliminate the condition precedent consisting in approval of the Instrument of Settlement by the AGE of EMAE;

(vii) In view of the above, the Board of Directors of EMAE resolved, at a meeting held on October 3, 2017, to instruct the Executive Board of EMAE to take the measures required to amend the Instrument of Settlement for the purpose of eliminating the condition precedent of approval of the Settlement Agreement at the AGE held by EMAE;

(viii) On October 6, 2017, SABESP received official letter No. OF/P/4044/2017 of EMAE, containing a proposed Amendment, submitting it to the Executive Board and to the Board of Directors that approved the proposal.

NOW, THEREFORE, the Parties resolve to execute the First Amendment to the PRIVATE INSTRUMENT OF SETTLEMENT AND OTHER COVENANTS (the “Amendment”), in accordance with the following clauses and conditions.

1. The Parties mutually resolve to amend item (i) of Section 2.1. and Section 2.2 of the Instrument of Settlement, which shall now read as follows:

SECTION TWO - CONDITIONS PRECEDENT

2.1. (...)

(i) approval of its terms at a Meeting of the Board of Directors of EMAE, pursuant to Law No. 6.404/1976 and its By-laws, and at a Meeting of the Board of Directors of SABESP (“First Condition Precedent”); and

“(ii) (...)”

“2.2. Both Parties agree to notify each other on the business day immediately following the meetings of the Board of Directors mentioned in Section 2.1 (i) above, regarding the outcome.”

2. In addition, the Parties mutually resolve to amend Section 4.2 of the Instrument of Settlement, which shall now read as follows:

“4.2. If on account of non-approval of the terms of this Settlement following a definitive decision by the Board of Directors of SABESP or by the Board of Directors of EMAE or ANEEL, the conditions precedent are not implemented, any of the Parties, on their own, may request the continuation of the Litigations after giving advance notice to the other Party. “

3. The Parties ratify the provisions of the Instrument of Settlement not expressly amended by this Amendment.

4. The capitalized terms not expressly defined in this Amendment shall have the meaning attributed to them in the Instrument of Settlement.

5. The Parties hereto elect the venue of the Judicial District of São Paulo, in the State of São Paulo to clarify any matters arising in relation to this Amendment, to the exclusion of any other, however privileged it may be.

6. By mutual agreement, the parties may opt to resolve any differences using Arbitration, by electing, in mutual agreement, the respective Arbitration Chamber that will have 03 (three) arbitrators in the manner provided for in the legislation of Applicable Law.

IN WITNESS WHEREOF, the Parties execute this Amendment in ten (10) counterparts of same contents and form, jointly with the witnesses below.

São Paulo. October 19, 2017.

(sgd) Jerson Kelman President
COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
(sgd)	(sgd)	(sgd)
Manuelito Pereira Magalhães Júnior	(illegible)	Paulo Massato Yoshimoto
Corporate Management Officer	Economic Officer – Financial Officer and Investors Relations Officer	(illegible) Officer

EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. – EMAE
(sgd)	(sgd)	(sgd)
Luiz Carlos Ciocchi	Paulo Roberto Fares	Carlos Alberto Marques da Silva
Chief-Executive-Officer	Administrative Officer	Financial Officer and Investors Relations Officer

Witnesses:

(sgd)	(sgd)
Name: Francisco Jose (illegible) Jr	Name: Mario Luiz do N. Oliveira
ID Card (RG): 22.992.817-1	ID Card (RG): 18.271.964-3
Individual Taxpayer Card (CPF) No.: 212.684.328-90	Individual Taxpayer Card (CPF) No.: 100.946.248-28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 9, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.